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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               SCHEDULE 13D - FORM

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            Ergo Science Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   29481E-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Thomas R. Hurtekant, c/o 1445 Ross Avenue, 20th Floor, Dallas, Texas 75202-2785;
                                  214/978-8907
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 August 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D - FORM

----------------------                                         -----------------
CUSIP NO. 29481-E-10-6                                         PAGE 1 OF 4 PAGES
----------------------                                         -----------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Steuben Investment Company, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          Not applicable.
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                               0
        NUMBER OF            ---------------------------------------------------
         SHARES               8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                               0
          EACH               ---------------------------------------------------
        REPORTING             9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                                 0
                             ---------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------

            *SEE INSTRUCTIONS BEFORE FILLING OUT!SCHEDULE 13D - FORM

----------------------                                         -----------------
CUSIP NO. 29481-E-10-6                                         PAGE 2 OF 4 PAGES
----------------------                                         -----------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Hunt Financial Corporation
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          Not applicable.
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

                                               0
        NUMBER OF            ---------------------------------------------------
         SHARES               8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                               0
          EACH               ---------------------------------------------------
        REPORTING             9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                                 0
                             ---------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D - FORM

----------------------                                         -----------------
CUSIP NO. 29481-E-10-6                                         PAGE 3 OF 4 PAGES
----------------------                                         -----------------

ITEM 1: SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Ergo Science Corporation, a Delaware corporation (the "Company").

        The principal executive offices of the Company are located at 43 High Street, North Andover, Massachusetts 01845.

ITEM 2: IDENTITY AND BACKGROUND.

        Hunt Financial Corporation and Steuben Investment Company, L.P. are respectively a Delaware corporation and a Delaware partnership engaged in general investment business. Their principal offices are each at 1445 Ross Avenue, 20th Floor, Dallas, Texas 75202. During the last five years, neither of such entities, nor any of their officers, directors or principal owners has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body which resulted in or subjected them to a judgment decree or final order enjoining future violations of federal or state securities laws, prohibiting or mandating activities subject to federal or state securities laws or finding a violation of any such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The transaction reported is a sale of the reporting persons' entire position in Ergo Science Corporation so the question is inapplicable.

ITEM 4: PURPOSE OF TRANSACTION

        The transaction reported was a sale of the reporting persons' entire interest in Ergo Science.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        On September 6, 2000, the reporting persons sold their entire interest in Ergo Science Corporation in a private transaction to Court Square Capital Limited for $1.60 cash per share (See Exhibit A) and ceased to be beneficial owners of five percent of a class of securities of that issuer. No other transactions have been effected in the last sixty days by the reporting persons.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A. Stock Purchase Agreement

                               SCHEDULE 13D - FORM

----------------------                                         -----------------
CUSIP NO. 29481-E-10-6                                         PAGE 4 OF 4 PAGES
----------------------                                         -----------------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Hunt Financial Corporation


           10-3-2000               By: /s/ THOMAS R. HURTEKANT
         -------------                ------------------------------------------
         (Date)                           Thomas R. Hurtekant, Vice President


                                   Steuben Investment Company, L.P.


           10-3-2000               By: /s/ RAY L. HUNT
         -------------                ------------------------------------------
         (Date)                         Ray L. Hunt, Managing General Partner

                                   Initials: TRH

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                              DESCRIPTION
-------                             -----------
Exhibit A.        Stock Purchase Agreement